Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(in thousands)
(unaudited)
	2011	2010	2009	2008	2007
Fixed charges:
Interest expense on indebtedness	$8,190	$16,678	$28,247	$32,469	$37,853
Amortization of debt issuance costs	663	946	1,047	1,088	1,300
Capitalized interest	881	1,376	1,423	631	269
Interest expense on portion of rent expenserepresentative of interest	856	882	922	902	760
Total fixed charges	$10,590	$19,882	$31,639	$35,090	$40,182

Earnings:
Net income (loss) before provision for income taxes	$116,035	$125,811	$(51,710)	$67,305	$43,838
Fixed charges per above less capitalized interest	9,709	18,506	30,216	34,459	39,913
Amortization of capitalized interest	990	904	869	827	809

Total earnings	$126,734	$145,221	$(20,625)	$102,591	$84,561

Ratio of earnings to fixed charges*	12.0x	7.3x		2.9x	2.1x

Coverage deficiency			$(52,264)

*Earnings were inadequate to cover fixed charges during fiscal year 2009.